AMENDING LOAN AGREEMENT

THIS AGREEMENT is made the 10th day of February 2010,

BETWEEN:
OCEAN CONVERSION (BVI) LTD. of Baughers Bay, Tortola, British Virgin Islands, a Company incorporated under the laws of the British Virgin Islands and having its Registered Office at CCP Financial Consultants Limited, Ellen Skelton Building, Fishers Lane, P.O. Box 681, Road Town, Tortola, Virgin Islands (the “Borrower")

AND:
CONSOLIDATED WATER CO. LTD. a Company incorporated under the laws of the Cayman Islands and having its Registered Office at Regatta Business Park, West Bay Road, P.O. Box 1114, Grand Cayman, KY1-1102, Cayman Islands (the “Lender”)

RECITALS:

(1)
By an Agreement dated 25th May 2005 as amended by an amending agreement dated 20th August 2009 (together the “Principal Agreement”) the Lender agreed to grant a loan to the Borrower in the amount of the Principal Sum to be applied by the Borrower for the design, construction and commissioning of a 500,000 Imperial gallon per day seawater desalination plant at Bar Bay, Tortola, British Virgin Islands and to repay all Subordinated Indebtedness in accordance with the Principal Agreement;

(2)
By a Debenture dated 24th August 2007 as amended by Amending Debentures dated 14th March 2008 and 18th February 2009 (together the “Debenture”) the Borrower charged all its present and future assets and undertaking as stated therein to secure the Secured Obligations;

(3)
The Borrower has requested the Lender to extend the deadline in Clause 2.1(c) of the Debenture to 1st January 2011and to approve a one-time dividend of US$0.95 per share to the Borrower’s shareholders, which the Lender has agreed to do if (i) the interest rate on the Subordinated Indebtedness and the Principal Sum is increased to 7½% over LIBOR with effect from 12th January 2010 and (ii) DesalCo Limited and the Borrower execute with effect from the same date an amending agreement to the Management Services Agreement between DesalCo Limited and the Borrower dated 1st December 2003 to provide for the payment of interest on all receivables outstanding thereunder for over 45 days at the same rate as is payable from time to time on the Subordinated Indebtedness.

NOW THIS AGREEMENT WITNESSES as follows:-

1.	In this Agreement, capitalised terms defined in the Principal Agreement or the Debenture and not otherwise defined in this Amending Agreement have the same meaning.

2.	With effect from 12th January 2010, Clause 2(1) of the Principal Agreement is amended by deleting “five and one-half percent (5½%)” and substituting “seven and one-half percent (7½%)”.

3.	With effect from 1st January 2010, the Debenture is amended by deleting from clause 2.1(c) “1 January 2010” and substituting “1 January 2011”.

4.	The Lender approves in accordance with Clause 6(17)(a) of the Principal Agreement the immediate payment by the Borrower of a one-time dividend of US$0.95 per share to its shareholders.

5.
The Borrower will reimburse the Lender all Stamp duties, registration fees and legal costs which the Lender incurs arising out of this Amending Agreement (including any incurred with respect to the Debenture).

6.	In all other respects the Principal Agreement and the Debenture are confirmed.

EXECUTED for and on behalf of	)	OCEAN CONVERSION (BVI) LTD.
OCEAN CONVERSION (BVI))
LTD. in the presence of:	)
	)	Per:	/s/ Glenn Harrigan
	)		Director
)
)
/s/ Ranjeet Jerrybandan	)	Per:	/s/ Mercide Malone
Witness			Director

EXECUTED for and on behalf of	)	CONSOLIDATED WATER CO. LTD.
CONSOLIDATED WATER CO.	)
LTD. in the presence of:	)
	)	Per:	/s/ Frederick W. McTaggart
	)		Director
)
)
/s/ Ranjeet Jerrybandan	)	Per:	/s/ Wilmer Pergande
Witness			Director/Secretary